For immediate release

May 7, 2010

Press Release

NWT Uranium Corp.: Results of Niger Uranium Ltd Annual General Meeting –
Special Dividend Approved

Toronto, Ontario – NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF, Frankfurt: NMV) ("NWT" or "The Company") would like to announce that the Special Dividend proposed by Niger Uranium Ltd ("Niger") on April 21, 2010 has been approved by shareholders at its Annual General Meeting ("AGM").

The Special Dividend consists of 10,912,000 shares of Kalahari Mineral Plc ("Kalahari"), to be distributed to shareholders according to their proportionate interest in Niger. The ex-dividend date in respect of the Special Dividend is May 10, 2010. NWT currently has a 35% direct and indirect interest in Niger.

Contact and Information

Nadir Mirza, Investor Relations
Tel.: (416) 504-3978
nmirza@nwturanium.com
www.nwturanium.com